Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-174787 and 333-174787-01

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

EFIH FINANCE INC.

SUPPLEMENT NO. 4 TO

MARKET MAKING PROSPECTUS DATED APRIL 4, 2012

THE DATE OF THIS SUPPLEMENT IS AUGUST 10, 2012

On August 10, 2012, Energy Future Intermediate Holding Company LLC filed the attached Current Report on

Form 8-K with the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – August 9, 2012

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

Texas	1-12833	75-2669310
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Future Intermediate Holding Company LLC

(Exact name of registrant as specified in its charter)

Delaware	1-34544	26-1191638
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address of principal executive offices, including zip code)

214-812-4600

(Registrants’ telephone number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 OTHER EVENTS.

On August 9, 2012, Energy Future Intermediate Holding Company LLC (“EFIH”) and EFIH’s direct, wholly-owned subsidiary, EFIH Finance Inc. (together with EFIH, the “Issuers”), both of which are wholly-owned subsidiaries of Energy Future Holdings Corp., issued a press release announcing the pricing of $250 million principal amount of 6.875% Senior Secured Notes due 2017 (the “First Lien Notes”) and $600 million principal amount of additional 11.750% Senior Secured Second Lien Notes due 2022 (the “New Second Lien Notes” and, together with the First Lien Notes, the “Notes”) through a private placement. The offering of the Notes is expected to close on August 14, 2012 (the “Closing Date”), subject to customary closing conditions. The First Lien Notes will be issued under the Indenture, to be dated as of the Closing Date, among the Issuers and The Bank of New York Mellon Trust Company, N.A., as trustee. The New Second Lien Notes will be issued as additional notes under the Indenture, dated as of April 25, 2011, as supplemented by the first supplemental indenture, dated as of February 6, 2012, the second supplemental indenture, dated as of February 28, 2012, the third supplemental indenture, dated as of May 31, 2012, and the fourth supplemental indenture, to be dated as of the Closing Date, each among the Issuers and The Bank of New York Mellon Trust Company, N.A., as trustee, pursuant to which the Issuers previously issued $1.15 billion aggregate principal amount of 11.750% Senior Secured Second Lien Notes due 2022 (the “Existing Second Lien Notes”). The New Second Lien Notes will have identical terms, other than the issue date and issue price, and will constitute part of the same series, as the Existing Second Lien Notes. A copy of the press release is filed as Exhibit 99.1.

The press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the Notes, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The Notes have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The Notes will be offered inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to persons outside the United States in reliance on Regulation S under the Securities Act.

ITEM 9.01.	EXHIBITS.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release dated August 9, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGY FUTURE HOLDINGS CORP.

/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President and Controller

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

/s/ Stanley J. Szlauderbach
Name: Stanley J. Szlauderbach
Title: Senior Vice President and Controller

Dated: August 10, 2012

Exhibit 99.1

FOR IMMEDIATE RELEASE

Energy Future Intermediate Holding Company LLC

and EFIH Finance Inc.

Price Private Placement of

6.875% Senior Secured Notes and

Additional 11.750% Senior Secured Second Lien Notes

DALLAS – August 9, 2012 – Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. (collectively, the “Issuers”), both wholly-owned subsidiaries of Energy Future Holdings Corp. (“EFH”), announced today that they have priced a private offering of $250 million principal amount of 6.875% Senior Secured Notes due 2017 (the “First Lien Notes”) and $600 million principal amount of additional 11.750% Senior Secured Second Lien Notes due 2022 (the “New Second Lien Notes”). The offering is expected to close on or about August 14, 2012 (the “Closing Date”), subject to customary closing conditions.

The First Lien Notes will be issued under the Indenture, to be dated as of the Closing Date, among the Issuers and The Bank of New York Mellon Trust Company, N.A., as trustee. The New Second Lien Notes will be issued as additional notes under the Indenture, dated as of April 25, 2011, as supplemented by the first supplemental indenture, dated as of February 6, 2012, the second supplemental indenture, dated as of February 28, 2012, the third supplemental indenture, dated as of May 31, 2012, and the fourth supplemental indenture, to be dated as of the Closing Date, each among the Issuers and The Bank of New York Mellon Trust Company, N.A., as trustee, pursuant to which the Issuers previously issued $1.15 billion aggregate principal amount of 11.750% Senior Secured Second Lien Notes due 2022 (the “Existing Second Lien Notes”). The New Second Lien Notes will have identical terms, other than the issue date and issue price, and will constitute part of the same series, as the Existing Second Lien Notes.

The Issuers intend to use a portion of the net proceeds from the offering to pay a dividend of $680 million to EFH in or before January 2013. EFH will use the proceeds of the dividend to repay the outstanding balance of the demand notes payable by EFH to its wholly-owned subsidiary Texas Competitive Electric Holdings Company LLC (“TCEH”) that have arisen from cash loaned by TCEH to EFH. Pending such use, such portion of the net proceeds from the offering will be deposited into an escrow account. Holders of the notes will have no security interest in the escrow account. The remaining net proceeds will be used for general corporate purposes, which may include the payment of dividends to EFH.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The securities to be offered have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The securities will be offered inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to persons outside the United States in reliance on Regulation S under the Securities Act. This notice is being issued pursuant to Rule 135c under the Securities Act.

* * *

About Energy Future Holdings

EFH is a Dallas-based holding company engaged in competitive and regulated energy market activities, primarily in Texas. Its portfolio of competitive businesses consists primarily of TXU Energy, a retail electricity provider with approximately 1.8 million customers in Texas, and Luminant, which is engaged largely in power generation and related mining activities, wholesale power marketing and energy trading. Luminant has approximately 15,400 MW of generation in Texas, including 2,300 MW fueled by nuclear power and 8,000 MW fueled by coal. Luminant is also one of the largest purchasers of wind-generated electricity in Texas and in the United States. EFH’s regulated operations consist of Oncor Electric Delivery Company LLC (“Oncor”), which operates the largest electricity distribution and transmission system in Texas with more than three million delivery points and approximately 118,000 miles of distribution and transmission lines. While EFH indirectly owns approximately 80 percent of Oncor, the management of Oncor reports to a separate board with a majority of directors that are independent from EFH.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this press release that address activities, events or developments that the Issuers expect or anticipate to occur in the future, including the use of the proceeds from the proposed offering, are forward-looking statements. Although the Issuers believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the preliminary offering memorandum for the offering and Energy Future Intermediate Holding Company LLC’s and EFH’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein) that are incorporated by reference in such preliminary offering memorandum.

Investor Relations:	Corporate Communications:
Molly Sorg 214.812.8868	Allan Koenig 214.812.8080

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